EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

	Successor	Predecessor II		Predecessor I			
	Period June 16, 2007 through January 31, 2008	Period February 1, 2007 through June 15, 2007	Period February 8, 2006 through January 31, 2007	Period February 1, 2006 through February 7, 2006	Fiscal Years Ended January 31,		
					2006	2005	2004
Earnings:							
Pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$ (9,013)	$ (1,581)	$ (466)	$ (6,740)	$ 15,926	$ 11,960	$ 162
Plus:							
Fixed charges	16,115	10,307	26,176	368	17,398	14,537	15,362
Total earnings (loss), before fixed charge addition	$ 7,102	$ 8,726	$ 25,710	$ (6,372)	$ 33,324	$ 26,497	$ 15,524
Fixed charges:							
Interest expensed and capitalized	$ 15,549	$ 9,991	$ 25,580	$ 336	$ 16,838	$ 13,882	$ 14,551
Plus:							
Amortized premiums, discounts and capitalized expenses related to indebtedness	-	-	-	-	10	137	276
Estimate of the interest within rental expense (1/3 of rent expense)	566	316	596	32	550	518	535
Total fixed charges	$ 16,115	$ 10,307	$ 26,176	$ 368	$ 17,398	$ 14,537	$ 15,362
Ratio of earnings to fixed charges[1]	.44	.85	.98	(17.32)	1.92	1.82	1.01

(1) Fixed charges exceed earnings by $9,013, $1,581, $466 and $6,740 in the period June 16, 2007 through January 31, 2008, period February 1, 2007 through June 15, 2007, period February 8, 2006 through January 31, 2007 and period February 1, 2006 through February 7, 2006, respectively.